Filed by Xanadu Quantum Technologies Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001-42617)

Set forth below is a press release dated January 28, 2026 by Xanadu Quantum Technologies Inc. (“Xanadu”) and Crane Harbor Acquisition Corp. (“Crane Harbor”) announcing the public filing of their joint registration statement on Form F-4 in connection with the proposed business combination.

Xanadu Takes Key Step Toward Becoming a Public Company, Announces Public Filing of Form F-4 in Connection with Proposed Business Combination

-	Public filing of Form F-4 represents important milestone in transaction towards Xanadu becoming first and only publicly traded pure-play photonic quantum computing company.

-	The proposed transaction, which is expected to close in the first quarter of 2026, supports Xanadu’s photonic quantum computing approach, its leading PennyLane software platform, and its efforts towards building a commercially viable fault-tolerant quantum computer.

TORONTO, ON – January 28, 2026 – Xanadu Quantum Technologies Inc. (“Xanadu”), a leading photonic quantum computing company, and Crane Harbor Acquisition Corp. (“Crane Harbor”) (Nasdaq: CHAC), a publicly traded special purpose acquisition company, today announced the public filing of their joint registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with their previously announced $3.1 billion proposed business combination. The public filing follows the confidential submission of Xanadu Quantum Technologies Limited’s initial draft registration statement on November 24, 2025.

The Registration Statement, which includes a preliminary proxy statement/prospectus, has not yet been declared effective and remains subject to review and amendment by the SEC. Once declared effective, the Registration Statement will provide important information regarding Xanadu’s business, technology, and operations, as well as details of the proposed transaction and the matters to be considered by shareholders of Crane Harbor.

“We are excited to reach this milestone as we move one step closer to becoming a publicly traded company,” said Christian Weedbrook, Founder and Chief Executive Officer of Xanadu. “Xanadu has built a leading quantum computing platform focused on practical, real-world applications, with a clear pathway to both hardware and software commercialization and scalability. This filing reflects the progress we’ve made to date and our confidence in the long-term opportunity ahead as quantum computing becomes an increasingly important part of the global compute ecosystem.”

“This filing represents a significant moment in Xanadu’s plans to list on the Nasdaq and the TSX. We are excited about this transaction and believe Xanadu is well positioned to take the important step of becoming a publicly traded company, supported by a strong leadership team with deep technical and operational experience,” said Bill Fradin, Chief Executive Officer of Crane Harbor.

Founded in 2016, Xanadu represents a breakthrough in quantum computing technology, operating at true room temperature without the complex and energy-intensive cryogenics or laser cooling required by competing approaches, while delivering the world’s first networked, modular, and scalable quantum computer through their Aurora system. Xanadu made history in 2022 as the first pure-play quantum computing company to achieve quantum supremacy with their 216-qubit Borealis system.

Beyond hardware innovation, Xanadu is a leader of the quantum software revolution through PennyLane, the world’s most widely used application development frameworks, enabling researchers, developers, and enterprises to program quantum circuits across all major modalities and cloud platforms. The proposed business combination positions Xanadu to become the first and only publicly traded pure-play photonic quantum computing company, uniquely leveraging photonics as the only medium universally compatible across all quantum modalities for commercialization, including quantum networking, sensing, secure communications, and future applications.

Since announcing the proposed business combination with Crane Harbor Acquisition Corp., Xanadu has continued to make progress with customers, partners, and international governments, and has made key executive hires:

●	Strengthened Leadership Team with Appointment of Chief Financial Officer and Chief Legal Officer: Announced the appointment of Michael Trzupek as Chief Financial Officer and Natalie Wilmore as Chief Legal Officer.

●	Advanced to Stage B of DARPA’s Quantum Benching Initiative: This progress positions the company alongside just ten other organizations who are demonstrating a credible path toward utility-scale quantum computing and reinforces Xanadu’s photonic quantum computing approach.

●	Selected to Participate in the Canadian Quantum Champions Program, Securing Up to CAD $23M: This new, first-of-its-kind Canadian federal initiative is designed to accelerate the development of fault-tolerant quantum computing capabilities in Canada and anchor the country’s quantum leadership for the long term.

●	Partnered with Rolls-Royce and Riverlane to Unlock Dramatic Improvements for Applications to Jet Engine Airflow Simulations: By integrating Xanadu's PennyLane software and Riverlane's state-of-the-art quantum algorithms, the project enabled Rolls-Royce to achieve a reduction in simulation runtimes by orders of magnitude—shrinking calculation costs from weeks to less than an hour, unlocking new prototyping opportunities for the aerospace industry.

●	Expanded Partnership with A*Star to Advance Photonic Quantum Computing: Signed a Memorandum of Understanding with the Agency for Science, Technology and Research (A*STAR) in Singapore to advance research and development in quantum technologies, with the goal of establishing long-term research collaborations and exploring the potential of creating joint quantum laboratories and operations in the country.

●	Developed a Novel Quantum Computational Framework to Accelerate Photodynamic Cancer Therapy Research: Designed as a framework to accelerate the discovery of next-generation photosensitizers for photodynamic cancer therapy. We believe Xanadu’s new research demonstrates how fault-tolerant quantum computers can accelerate research into cutting-edge cancer treatments.

●	Partnered with Thorlabs to Advance Optical Controls for Photonic Quantum Computing: Project developed customized optical fiber components essential for realizing large-scale photonic quantum computing. Together, the companies can accelerate the production of novel component designs from proof-of-concept to high-volume manufacturing for Xanadu’s scalable hardware.

Xanadu, Crane Harbor and a newly formed entity, Xanadu Quantum Technologies Limited, entered into a definitive business combination agreement on November 3, 2025. The proposed transaction is expected to close in the first quarter of 2026, subject to the Registration Statement being declared effective by the SEC, the approval by Crane Harbor and Xanadu shareholders, and the satisfaction of other customary closing conditions.

Upon completion of the transaction, the combined company’s shares are expected to trade on the Nasdaq and the Toronto Stock Exchange under the ticker symbol “XNDU”.

About Xanadu

Xanadu is a Canadian quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Founded in 2016, Xanadu has become one of the world’s leading quantum hardware and software companies. The Company also leads the development of PennyLane, an open-source software library for quantum computing and application development. Visit xanadu.ai or follow us on X @XanaduAI.

Business Combination

Xanadu recently announced a business combination agreement with Crane Harbor Acquisition Corp. (“Crane Harbor”) (Nasdaq: CHAC), a publicly traded special purpose acquisition company. The combined company, Xanadu Quantum Technologies Limited (“NewCo”), is expected to be capitalized with approximately US$500 million in gross proceeds, comprising approximately US$225 million from Crane Harbor’s trust account, assuming no redemptions by Crane Harbor’s public stockholders, as well as US$275 million from a group of strategic and institutional investors participating in the transaction via a common equity committed private placement investment. NewCo is expected to be listed on the Nasdaq Stock Market and on the Toronto Stock Exchange.

About Crane Harbor Acquisition Corp

Crane Harbor Acquisition Corp is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Additional Information About the Proposed Transaction and Where to Find It

The proposed business combination transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration. NewCo and Crane Harbor have jointly filed a registration statement on Form F-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement includes a proxy statement/prospectus to be distributed to Crane Harbor’s shareholders in connection with Crane Harbor’s solicitation of proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been publicly filed and declared effective by the SEC, a definitive proxy statement/prospectus and other relevant documents will be mailed to Crane Harbor shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Crane Harbor’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by NewCo and/or Crane Harbor in connection with the proposed transaction, as these documents will contain important information about NewCo, Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by NewCo and/or Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov, Crane Harbor’s website at www.craneharboracquisition.com or by emailing investors@xanadu.ai.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: the stock exchanges on which the shares of the combined company are expected to trade; proceeds from the business combination and related PIPE; funds received by the combined company from Crane Harbor’s trust account and redemptions by Crane Harbor’s public shareholders; Xanadu’s ability to commercialize its hardware and software; upon the consummation of the business combination, Xanadu becoming the first and only publicly traded pure-play photonic computing company; Xanadu’s ability to leverage photonics as the only medium universally compatible across all quantum modalities for commercialization.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology which faces significant technical challenges and may not achieve commercialization or market acceptance; that quantum computing does not become an important part of the global compute ecosystem; Xanadu’s historical net losses and limited operating history; that there is substantial doubt about Xanadu's ability to continue as a going concern; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu's internal control over financial reporting and the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu, Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu and Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this press release or the merits of any of the securities described herein and any representation to the contrary is an offense.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s final prospectus related to its initial public offering filed with the SEC on April 25, 2025 and in the subsequent Quarterly Reports on Form 10-Q filed by Crane Harbor with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

Press Contact:
press@xanadu.ai

Investor Relations:
investors@xanadu.ai